UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MINUTES SUMMARIZING THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETINGS HELD ON APRIL 25, 2014

I.                                        DATE, TIME AND PLACE: Held jointly on April 25, 2014, at 2:00 p.m., at the Company’s headquarters at Alameda Santos, 1.357/6th floor, Sala Eucalyptus, City of São Paulo, State of São Paulo.

II.                                   ATTENDANCE:  Shareholders representing 86.89 % of the voting capital stock, according to the signatures in the Shareholder Attendance Book.

Also present Messrs., Guilherme Perboyre Cavalcanti - Director of Finance and Investor Relations; Maurício Aquino Halewicz - Member of the Fiscal Council; Adjarbas Guerra Neto, General Manager of Controllership; and, by teleconference, Luciano Jorge Moreira Sampaio Junior, representing PricewaterhouseCoopers accounting firm.

III.                             CALL NOTICE: The Call Notice was published on March 25, 26 and 27, 2014 in the Diário Oficial do Estado de São Paulo, pages 127, 99 and 159, respectively, and on March 25, 26 and 27, 2014 in the Valor Econômico journal, pages E3, E15 and E3, respectively. All the documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Ruling nº 481 of December 17, 2009.

IV.                               PRESIDING:                     Maria Lucia Cantidiano — Presiding

Ana Paula de Andrade Pagano — Secretary

V.                                    AGENDA: In the Ordinary General Meeting: (a) Take the accounts of the management, examine, discuss and vote on the Financial Statements relating to the fiscal year ended on December 31, 2013, accompanied by the Report of the Independent Auditors, Report of the Fiscal Council and the Annual Report of the Statutory Audit Committee; (b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ending December 31, 2013; (c) Resolve on the proposed capital budget for 2014; (d) Elect the members of the Fiscal Council of the Company; and (e) Set the aggregate annual compensation for the managers and the compensation for the members of the Fiscal Council, the latter in accordance with the limitation set forth in the article 162, §3º of Law nº

                                                6,404/1976. In the Extraordinary General Meeting: (f) Change the structure of the Board of Directors due to the resignation of 3 members, out of which 1 is a sitting member and 2 are alternate members, in order to elect 1 sitting member of the Board of Directors and 2 alternate members, as replacement of the resigning Directors, to fulfill the remainder of the term of office, i.e., until the Ordinary General Shareholders’ Meeting that resolves on the financial statements relating to the fiscal year ending on December 31, 2014, as well as to reallocate alternate directors.

VI.                               PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Ordinary and Extraordinary General Meetings was waived, since they were disclosed as provided in CVM Ruling nº 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the CVM and at the Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law 6,404/76 (the “Brazilian Corporation Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.                          RESOLUTIONS: After examining and discussing the pertinent matters included in the Agenda and the respective documents, being registered abstentions and dissenting votes, the majority of the shareholders present voted to:

In the Ordinary General Meeting:

(A) Approve, without any restriction or qualification, the accounts of the management, the Management Report and the Financial Statements for the fiscal year ended December 31, 2013, accompanied by the Opinion of the Independent Auditors, of the Fiscal Council, dated on January 29, 2014 and the Annual Report of the Statutory Audit Committee, dated on January 29, 2014, which was presented to the Meeting and remains filed at the Company’s headquarters. The reports, the financial statements and the opinion of the independent auditors were published in the Diário Oficial do Estado de São Paulo (pages 5 to 27), that circulated on January 30, 2014 and in the Valor Econômico journal (pages E3 to E13) that circulated on January 30, 2014; the publication of the announcements referred to in Article 133 of the Brazilian Corporation Law, pursuant to paragraph 5 of such Article, was waived;

(B) Approve, as a result of the loss reported for the fiscal year ended December 31, 2013, in the amount of BRL 697.580.692,64 (six hundred ninety seven million, five hundred eighty thousand, six hundred ninety two Reais and sixty four cents), the allocation of the results for the fiscal year ended December 31, 2013 to the accumulated loss account, being registered that due to the loss reported, there is no proposal for distribution of dividends. It is also registered that the Company did not declare or pay anticipated dividends or interest on capital during the fiscal year of 2013;

(C) Approve the proposed capital budget for the fiscal year of 2014 as per the Management Proposal, in the amount of BRL 1,520 million, mainly dedicated to the maintenance of Company operations, by means of its own resources (generated from operational activities during the fiscal year) and resources from third parties, without any retention of profits due to the loss reported;

(D) Approve the installation of the Fiscal Council for the fiscal year of 2014, with the election of 3 (three) members and their respective alternates, to join the referred Council, to serve a mandate until the Ordinary General Meeting to be held in 2015, as follows:

Indicated by the shareholder Votorantim Industrial S.A.:

Mauricio Aquino Halewicz, Brazilian citizen, single, accountant, bearer of the ID nº 7.049.172.823 issued by the SSP/RS and enrolled in the CPF/MF sob under the nº 694.701.200-78, resident and domiciled in the city of São Paulo, State of São Paulo, with business address on Av. Alameda Santos, 700, cj. 62, CEP 01418-100, as sitting member and Chief of the Fiscal Council; and Geraldo Gianini, Brazilian citizen, married, accountant, bearer of the ID nº 544.903-X SSP/SP and enrolled in the CPF/MF under the nº 531.905.488-20, resident and domiciled on Prof. Tamandaré Toledo Street, 170, apto. 83, Itaim Bibi, São Paulo, SP, CEP 04532-020, as his Alternate;

Gilsomar Maia Sebastião, Brazilian citizen, married, accountant, bearer of the ID nº 24.733.092-9, issued by the SSP-SP, and enrolled in the CPF/MF under the nº 174.189.288-07, resident and domiciled in the City of São Paulo, State of São Paulo, with address on the Av. Prof. Ascendino Reis, nº 1245, apt 101, CEP 04027-000, as sitting member of the Fiscal Council, and Antônio Felizardo Leocadio, Brazilian citizen, married, accountant, bearer of the ID nº 23.410.097-7 and enrolled in the CPF/MF under the nº129.803.248-25, resident and domiciled on Luis Correia de Melo Street, 148, apto. 201, Torre 4, CEP 04726-220, São Paulo — SP, as his Alternate; and

Indicated by the non-controlling shareholders:

Sérgio Mamede Rosa do Nascimento, Brazilian citizen, married, businessman, bearer of the ID nº 6.123.022, issued by the SSP-SP, and enrolled in the CPF/MF under the nº 650.042.058-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with address on Av. Lucio Costa, nº 3360, Bloco 3, apt. 2103, CEP 22630-010, as sitting member of the Fiscal Council; and Carlito Silverio Ludwing, Brazilian, married, accountant, bearer of the OAB/PA nº 16.521-B, enrolled in the CPF/MF under the nº 124.124.900-82, resident and domiciled in the City of Belém, State of Pará, on the Pariquis Street, 3.045, apto. 2003, Ed. Ilha de Maui, Cremação, CEP 66040-045, as his Alternate.

(E) Approve the annual global remuneration of the Administrators in the amount of up to BRL 50.973.754,26 (fifty million, nine hundred and seventy three thousand, seven hundred and fifty four Reais and twenty six cents). Pursuant to article 17, item III, of the Company Bylaws, the Board of Directors shall set and apportion the remuneration of the administrators, within the limit herein established. The total amount of the global remuneration approved includes remuneration of the Board of Executive Officers and the Board of Directors for the period of January to December 2014, and includes remuneration fixed and variable (considering for the latter the maximum level attainable), direct and indirect, as well as benefits of any kind indicated in Pronunciamento Técnico do Comitê de Pronunciamento Contábeis 05 R1.

Approve, as a consequence of the installation of the Fiscal Council for the fiscal year of 2014, the monthly individual remuneration for the sitting members of the Fiscal Council, set to, at least, 10% (ten per cent), and at most, 20% (twenty per cent) of the remuneration that is on average granted to each Company’s Executive Officer, excluding from this calculation any charges, bonuses and the 13th salary, and observing the limit of the global remuneration herein approved. The members of the Fiscal Council shall receive 12 monthly salaries, with no benefits, representation fees or participation in the profits.

In the Extraordinary General Meeting:

(f) Approve the change of the composition of the Board of Directors as a consequence of the resignation of 3 (three) members, of which 1 (one) is sitting and 2 (two) are alternate members and to elect:

Marcos Barbosa Pinto, Brazilian citizen, married, lawyer, bearer of the ID nº 788680, issued by SSP/MS, enrolled in the CPF/MF under nº 267.285.528-55, resident and domiciled in the City and State of Rio de Janeiro, Leblon, on Ataulfo de Paiva Avenue, 1.100, 7 Floor, Zip code: 22440-035, as an Independent Sitting Member of the Board of Directors;

Armínio Fraga, Brazilian citizen, married, economist, bearer of the ID nº 19.346.284 issued by the SSP/SP, enrolled in the CPF/MF under nº 469.065.257-00, resident and domiciled in the City and State of Rio de Janeiro, Leblon, on Ataulfo de Paiva Avenue, 1.100, 7 Floor, Room 701 and 702, Zip code: 22440-035, as Alternate Member of the Board of Directors;

Sergio Augusto Malacrida Jr., Brazilian citizen, married, economist, bearer of the ID nº3.801.096, enrolled in the CPF/MF under nº 166.532.868-19, resident and domiciled in the city and State of São Paulo, on Amauri Street, n. 255, 11 Floor, Itaim Bibi, São Paulo-SP, as Alternate Member of the Board of Directors.

Furthermore, the reallocation of the alternate members was approved, as follows:

Maria Paula Soares Aranha as Alternate of the Director José Luciano Duarte Penido;

Paulo Henrique de Oliveira Santos as Alternate of the Director Raul Calfat; e

Sergio Augusto Malacrida Jr. as Alternate of the Director João Carvalho de Miranda.

The Alternate Members reallocated are duly qualified in the minutes of the Ordinary and Extraordinary General Meetings of the Company held on April 26, 2013.

As a consequence of the deliberation above, the Board of Directors shall be composed of:

Name	Position
José Luciano Duarte Penido	Chairman of the Board of Directors (Sitting Member)
Maria Paula Soares Aranha	Board of Directors (Alternate)
Alexandre Gonçalves Silva — Independent	Board of Directors (Sitting Member)
José Écio Pereira da Costa Júnior	Board of Directors (Alternate)
Alexandre Silva D’Ambrosio	Board of Directors (Sitting Member)
Eduardo Borges de Andrade Filho	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Sitting Member)
Samuel de Paula Matos	Board of Directors (Alternate)
Eduardo Rath Fingerl	Board of Directors (Sitting Member)
Leonardo Mandelblatt de Lima Figueiredo	Board of Directors (Alternate)
João Carvalho de Miranda	Deputy Chairman of the Board of Directors (Sitting Member)
Sergio Augusto Malacrida Junior.	Board of Directors (Alternate)
Julio Cesar Maciel Ramundo	Board of Directors (Sitting Member)
Laura Bedeschi Rego de Mattos	Board of Directors (Alternate)
Marcos Barbosa Pinto - Independent	Board of Directors (Sitting Member)
Armínio Fraga Neto	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Sitting Member)
Paulo Henrique Oliveira Santos	Board of Directors (Alternate)

The members of the Board of Directors elected herein:

(a) shall comply with the term of the current members of the Board of Directors elected by the Ordinary and Extraordinary General Meeting held on April 26, 2013, and shall remain in office and comply with their current 2-year term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2015;

(b) declared, for purposes of the provisions of Paragraph 1 of Article 147 of the Brazilian Corporation Law and Article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the General Meeting the declarations provided for in Article 147, Paragraph 4 of the Brazilian Corporation Law and CVM Ruling 367/02.

(c) having executed the Instrument of Consent of the Administrative Officers with the rules contained in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), they shall be vested in the offices to which they were elected by signing the relevant instruments of investiture, at which time they shall sign the representation of non-hindrance provided by law.

The sitting member of the Board of Directors elected herein, Mr. Marcos Barbosa Pinto and his Alternate Mr. Armínio Fraga fulfill the requisites provided in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), thus being considered as independent board members.

VIII.                     DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.                              CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked, approved and signed by the shareholders in attendance.

I certify that this is a true copy of the original drawn up in appropriate book.

Maria Lucia Cantidiano Presiding	Ana Paula de Andrade Pagano Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO